                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                       SCHEDULE 13D/A

           UNDER THE SECURITIES EXCHANGE ACT OF 1934





                           Butler National Corporation
                  ---------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                  ---------------------------------------------
                         (Title of Class of Securities)

                                   123720104
                  ---------------------------------------------
                                 (CUSIP Number)

                                 Joseph P. Daly
                               497 Circle Freeway
                             Cincinnati, Ohio 45246
                                 (513) 942-7100
    ------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                            October 13, 2023
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-----------------------------------------------------------------------------------------------------------
CUSIP No.      123720104                           13D/A
              -----------
-----------------------------------------------------------------------------------------------------------

    1   NAMES OF REPORTING PERSONS

            Joseph P Daly

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
-----------------------------------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                    (a) [ ]
                                                                                                    (b) [X]
-----------------------------------------------------------------------------------------------------------
    3   SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (See Instructions)

                PF
-----------------------------------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [ ]
-----------------------------------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------------------------------------
       NUMBER OF SHARES             7    SOLE VOTING POWER

         BENEFICIALLY                    3,475,000
                             ------------------------------------------------------------------------------
           OWNED BY                 8    SHARED VOTING POWER

        EACH REPORTING                   -0-
                             ------------------------------------------------------------------------------
         PERSON WITH                9    SOLE DISPOSITIVE POWER

                                         3,475,000
                             ------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER

                                         -0-
                             ------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,475,000
-----------------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)        [ ]
-----------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                5.03%
-----------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (See Instructions)

                  IN
-----------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------
CUSIP No.      123720104                           13D/A
              -----------
-----------------------------------------------------------------------------------------------------------

    1   NAMES OF REPORTING PERSONS

            EssigPR Inc.

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
-----------------------------------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                    (a) [ ]
                                                                                                    (b) [X]
-----------------------------------------------------------------------------------------------------------
    3   SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (See Instructions)

                WC
-----------------------------------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [ ]
-----------------------------------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Rincon, PR, USA
-----------------------------------------------------------------------------------------------------------
       NUMBER OF SHARES             7    SOLE VOTING POWER

         BENEFICIALLY                    3,490,000
                             ------------------------------------------------------------------------------
           OWNED BY                 8    SHARED VOTING POWER

        EACH REPORTING                   -0-
                             ------------------------------------------------------------------------------
         PERSON WITH                9    SOLE DISPOSITIVE POWER

                                         3,490,000
                             ------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER

                                         -0-
                             ------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,490,000
-----------------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)        [ ]
-----------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.06%
-----------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (See Instructions)

                  CO
-----------------------------------------------------------------------------------------------------------

         ITEM 1. SECURITY AND ISSUER.

The class of equity security to which this statement relates is the common stock (the "Common Stock"), $.01 value per share ("Share"), of Butler National Corporation, a Kansas corporation (the "Issuer"). The address of the principal executive offices of the Issuer is One Aero Plaza, New Century, Kansas 66031.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended to read as follows:

The source of funds used by the Reporting Persons are personal funds of each such person with respect to the purchases of such person, except the source of funds used for the purchases by EssigPR, Inc were from working captial. The Reporting Persons did not borrow any funds to acquire their respective shares. The following table shows the APPROXIMATE amounts of funds paid for the Shares by the Reporting Persons.

Joseph P Daly                      $1,063,239

EssigPR, Inc.                       1,259,587


         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended to read as follows:

(a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 6,965,000 shares of the Issuer:

                                            Percentage of
                             Number Of      Outstanding
Shares Held in the Name of   Shares         Security (1)
Joseph P Daly              3,475,000         5.03%

EssigPR Inc.               3,490,000(2)      5.06%
                           ----------      --------

TOTAL                      6,965,000        10.09%


(1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 69,027,900 based on shares reported in the Issuer's 10-Q for the quarter ended July 31, 2023 (68,727,900 shares) along with 300,000 shares awarded to John Edgar on October 6, 2023 for "investor relations".

(2) Shares are held by EssigPR,Inc., a C corporation controlled by Joseph P. Daly

(b) Joseph P. Daly has sole voting and dispositive power over his shares enumerated in paragraph (a). EssigPR, Inc. has shared voting and dispositive power over its shares enumerated in paragraph (a).

(c) Transactions for the 60 days prior to the date of this Schedule 13D/A :


Person Who Effected the Transaction      Transaction Date       Number of Shares(Sold)     Price per Share

Joseph P. Daly                           8/17/2023                      1,000			0.80
Joseph P. Daly                           8/17/2023                      1,000			0.79
Joseph P. Daly                           8/18/2023                      2,000			0.80
Joseph P. Daly                           8/21/2023                      3,000			0.80
Joseph P. Daly                           8/22/2023                      2,000			0.80
Joseph P. Daly                           8/23/2023                      3,000			0.80
Joseph P. Daly                           8/24/2023                        540			0.80
Joseph P. Daly                           8/25/2023                      1,100			0.80
Joseph P. Daly                           8/25/2023                     17,000			0.74
Joseph P. Daly                           8/25/2023                     10,000			0.75
Joseph P. Daly                           8/28/2023                      6,000			0.80
Joseph P. Daly                           8/30/2023                      2,000			0.80
Joseph P. Daly                          10/02/2023                      2,000			0.75
Joseph P. Daly                          10/11/2023                      3,000			0.72
Joseph P. Daly                          10/11/2023                      3,000			0.73
Joseph P. Daly                          10/11/2023                      3,000			0.73
Joseph P. Daly                          10/11/2023                     10,000			0.70
EssigPR Inc.                             9/14/2023                     10,000			0.75
EssigPR Inc.                             9/15/2023                      5,000			0.75
EssigPR Inc.                             9/18/2023                      3,500			0.75
EssigPR Inc.                             9/20/2023                     16,500			0.75
EssigPR Inc.                             9/21/2023                      9,500			0.73
EssigPR Inc.                             9/21/2023                     13,000			0.74
EssigPR Inc.                             9/22/2023                      7,500			0.74
EssigPR Inc.                             9/25/2023                      5,000			0.75
EssigPR Inc.                             9/26/2023                      8,000			0.75
EssigPR Inc.                            10/02/2023                      1,000			0.75
EssigPR Inc.                            10/02/2023                      6,000			0.76
EssigPR Inc.                            10/02/2023                      2,000			0.75
EssigPR Inc.                            10/03/2023                     15,000			0.74
EssigPR Inc.                            10/03/2023                      5,000			0.76
EssigPR Inc.                            10/03/2023                      8,000			0.75
EssigPR Inc.                            10/05/2023                     22,000			0.75
EssigPR Inc.                            10/06/2023                     15,000			0.75
EssigPR Inc.                            10/09/2023                      1,000			0.73
EssigPR Inc.                            10/09/2023                      4,000			0.74
EssigPR Inc.                            10/11/2023                     10,000			0.73
EssigPR Inc.                            10/11/2023                     65,000			0.72
EssigPR Inc.                            10/11/2023                     23,220			0.69
EssigPR Inc.                            10/11/2023                     10,000			0.66
EssigPR Inc.                            10/11/2023                     16,778			0.70
EssigPR Inc.                            10/11/2023                     20,000			0.67
EssigPR Inc.                            10/12/2023                      3,000			0.69
EssigPR Inc.                            10/12/2023                     87,000			0.70
EssigPR Inc.                            10/13/2023                      5,000			0.68
EssigPR Inc.                            10/13/2023                      1,000			0.67
EssigPR Inc.                            10/13/2023                     94,000			0.69




        All transactions were effectuated through open-market purchases

         (d) RIGHT TO RECEIVE OR POWER TO DIRECT: Not applicable.

         (e) DATE REPORTING PERSON CEASED TO BE 5% OWNER: Not applicable.

                                    SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2023
                                               /s/   Joseph P Daly
                                               ------------------------
                                               Print Name: Joseph P Daly



EssigPR, Inc.
By:                                            /s/   Joseph P Daly
                                               ------------------------
                                               Print Name: Joseph P Daly